Pacific Integrated Energy, Inc.

ANNUAL REPORT

3934 Murphy Canyon Road STE. B102
San Diego, CA 92123
8583500435
www.pienergy.com

This Annual Report is dated April 10, 2026.

BUSINESS

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Pacific Integrated Energy, Inc. ("PI Energy") was founded to develop and commercialize clean energy breakthroughs using advanced engineered materials. The Company is precommercial and is developing photovoltaic (PV) technology that simplifies the solar PV supply chain, using a fraction of the silicon of conventional solar PV. PI Energy's PV materials are designed to be wrapped around any surface, making previously impractical surfaces available for solar energy installation. This breakthrough approach is possible by all the collective properties of the Company's proprietary Solar PV. The resulting PI Energy solar module represents a silicon based solar PV module that can be manufactured domestically, with additional technology benefits of,:

- Lightweight
- Non-toxic
- Reliable performance
- Low installed-cost
- Ultra-flexible
- Made from earth-abundant elements

The company is currently pre-revenue and primarily funded through private equity funding and loans.

The company plans to roll out its product with industry partners and with regional development partners depending on the market.

The company owns four issued patents with an additional allowance that will be issued shortly. The most recent patent was filed jointly by PI Energy and Iowa State University.   In addition, PI Energy is developing trade secrets relating to the critical process steps of making the technology, which will be owned by PI Energy.

Previous Offerings

Offerings over the time period November 1, 2022 – October 31, 2025
Type of funding: SAFE
Final Amount sold: $1,033,485
Use of proceeds: $207,283 was used to retire principal and interest for Notes. $176,269 came from common stock converted into this SAFE and $649,933 was used for operations including salaries, continued development of technology and G&A.
Date : 5/12/2023 – 2/8/2024.
Offering exemption relied upon: 506(b)

Type of funding: SAFE
Amount sold: $600,500
Use of proceeds: All proceed were used for operations including salaries, continued development of technology and G&A.
Date : 4/30/2024 – 10/31/2025 (ongoing).
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Fiscal Year ended October 31, 2024 compared to Fiscal Year ended October 31, 2025
Revenue
As the company is developing a new solar PV technology, revenue is a small part of the overall company budget. There wasn't any Revenue in 2025 from product sales
Cost of Goods Sold
There was not COGS related expenses during 2024, and 2025.
Expenses

Expenses in fiscal year 2025 were $1,212,627, which decreased as compared to fiscal year 2024 which was $1,461,330. This was a result of a decrease in costs associated with operations including both G&A and R&D costs.

The company is currently in technology development stage and pre-revenue with minor amounts of revenue from sales of a light source product to one customer. The company's primary goal is to develop a new solar PV technology, for which the majority of its resources and expenses directed towards. The historical cash flows will not be indicative of the revenue and cash flows expected once the technology is commercialized. Cash was primarily generated through SAFE investments and board member loans. The expectation is that once we achieve technical success and build a commercially viable product, revenue will be generated through a combination of sales, licensing, and partnership revenue.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $16,479.

Debt

As of October 31, 2025, the Company had approximately $993,603 in outstanding notes payable, including principal and accrued interest. These notes were primarily issued to board members, shareholders, and related parties to finance ongoing operations.
The notes generally bear interest at rates ranging from 1.5% to 20% per annum, with interest accruing and unpaid as of year-end. Substantially all notes mature between November 15, 2025 and January 17, 2026. There were no additional material rights associated with the debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Rodrigo Marquez-Pacanins
Rodrigo Marquez-Pacanins's current primary role is with Faro Energy Developments Ltd. Rodrigo Marquez-Pacanins currently services 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
•   Position: CEO, Chairman of the Board of Directors
Dates of Service: May, 2014 - Present
Responsibilities: Board of Director functions.
Chairman September 2025- present,
CEO: September 2025- present

Name: Phil Layton

Positions and offices currently held with the issuer:
• Position: COO/Dates of Service: January, 2008 - Present
Responsibilities: Part time, run operations of the company. Including technical development as CTO, office management and IP protection.

• Position: Board member
Dates of Service: January, 2008 - Present
Other Business experience:
Part time CEO of Delta-S Energy. 2025-present
Name: David Andresen
David Andresen's current primary role is with Ecotech Advisors.
Positions and offices currently held with the issuer:
• Position: Member, Board of Directors
Dates of Service: April, 2008 - Present
Responsibilities: Secretary, Board of Director functions.

Other business experience in the past three years:
• Employer: Ecotech Advisors
Title: Owner & Principal
Dates of Service: January, 2013 - Present

Title: Independent Advisor
Dates of Service: March, 2018 - Present
Responsibilities: Advises the company.

Name: Lee Krevat
Lee Krevat's current primary role is with Krevat Energy Innovations. Lee Krevat currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Member of the Board of Directors
Dates of Service: February, 2020 - Present
Responsibilities: Board of Director's duties.

Other business experience in the past three years:
• Employer: Krevat Energy Innovations
Title: CEO
Dates of Service: September, 2018 - Present
Responsibilities: Runs company that consults for clean technology start-ups, utilities, regulators, legislatures, and environmentally-focused companies and communities to help bring clean energy and clean transportation solutions successfully to market by strategizing, evangelizing, and connecting stakeholders.

Other business experience in the past three years:
- Employer: MOEV Inc.

Title: Member of the Board of Advisors

Dates of Service: May, 2019 - Present

Responsibilities: Advisor duties

Other business experience in the past three years:
- Employer: GridWise Alliance

Title: Member Board of Directors, Chairman Operations Committee

Dates of Service: January, 2011 - Present

Responsibilities: Led the development of the GridWise Alliance Grid Modernization Index (GMI). The GMI has been used since 2013 to evaluate the status of electric grid modernization in the United States, to identify and promote best practices, and to provide insights to state policymakers, regulators, and other stakeholders regarding the progress of their grid modernization.

Other business experience in the past three years:
- Employer: GridX, Inc.

Title: Member Board Of Directors

Dates of Service: August, 2011 - January, 2020

Responsibilities: Board member duties

Other business experience in the past three years:
- Employer: Sustain 6

Title: Board Director & Co-Founder

Dates of Service: April, 2020 - Present

Responsibilities: Board of Director duties. Helping companies unleash their greatest sustainability assets - their people.

Name: Sergio Mejia

Sergio Mejia's current primary role is with Merrill Lynch. Sergio Mejia currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
- Position: Board Member

Dates of Service: April, 2021 - Present

Responsibilities: Board member. Mr. Mejia receives no compensation for his role as a board member.

Other business experience in the past three years:
- Employer: Merrill Lynch

Title: Assistant Vice President

Dates of Service: May, 2016 - Present
Responsibilities: Financial Advisor, Wealth Manager

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Phil Layton
Amount and nature of Beneficial ownership: 3,243,621
Percent of class: 45%

RELATED PARTY TRANSACTIONS

Name of Entity: Rodrigo Márquez, in conjunction with related parties
Relationship to Company: Director, CEO
Nature / amount of interest in the transaction: $306,000
Material Terms: A series of straight loans for a total of $306,000 with a 20%/year interest rate made during the reporting period.   No interest was paid by Company only accrued.
Name of Entity: Sergio Mejia
Relationship to Company: Director
Nature / amount of interest in the transaction: $30,000
Material Terms: Material Terms: A series of loans for a total of $30,000 with a 20%/year interest rate. No interest was paid by Company only accrued.
Certain investors in the Company have entered into separate private arrangements with a founder involving the potential transfer or optioning of founder-held shares. These arrangements are not obligations of the Company and were not issued by the Company.

OUR SECURITIES

SAFE1
$1,033,485 SAFE1converts into next security round, which is the SAFE2 described below at a 30% discount rate.
SAFE2

$801,780 SAFE2 with a 20% discount Rate and a Valuation cap of $14/share. Converts next equity round (excluding SAFE instruments) that are above an aggregate of $2,000,000 in new funding.

What it means to be a minority holder

Dilution

RISK FACTORS

An investment in PI Energy, Inc. (the "Company," "we," "us," or "our") involves a high degree of risk. You should carefully consider the following risk factors, together with all other information included in our Form C and this Annual Report on Form C-AR, before making an investment decision. The following risks are not intended to be a complete list of all risks associated with an investment in the Company.

Risks Related to the Investment
An investment in the Company is highly speculative and may result in the loss of your entire investment

Investing in early-stage companies involves a high degree of risk. You should only invest if you can afford to lose your entire investment and can bear the risk of holding an illiquid investment for an indefinite period.

There is no public market for our securities and they are highly illiquid

There is no established public market for our securities, and one may never develop. As a result, you may not be able to sell your securities when you desire or at all.

Restrictions on transfer limit your ability to resell your securities

Securities issued in a Regulation Crowdfunding offering are subject to transfer restrictions for at least one year, subject to certain limited exceptions under applicable securities laws.

You may not receive any return on your investment

We do not anticipate paying dividends in the foreseeable future. Any return on your investment is expected to come only from a future liquidity event, such as a sale of the Company, which may never occur.

Valuation of the Company is inherently uncertain

The valuation of the Company has been determined internally and does not reflect a market-based valuation. As a result, investors may overpay for their investment.

Risks Related to Our Securities
If you invested through a SAFE, you may never receive equity

Investors who purchased Simple Agreements for Future Equity ("SAFEs") will not receive equity unless a future equity financing or other triggering event occurs. Such an event may never occur, and investors could lose their entire investment.

Future financings may dilute your ownership and adversely affect your rights

We expect to raise additional capital in the future through equity, debt, SAFEs, or other instruments. These financings may result in dilution of your ownership interest and may include terms more favorable to new investors.

Our securities may have limited or no voting rights

Certain classes of our securities, including non-voting common stock, do not provide voting rights. As a result, investors may have limited ability to influence corporate decisions and must rely on management.

Risks Related to Our Financial Condition and Capital Needs
We will require additional capital to execute our business plan

We expect to require additional capital to fund operations, development, and commercialization. There is no assurance that additional capital will be available on acceptable terms, or at all.

If we cannot raise additional capital, we may be forced to cease operations

Failure to secure sufficient funding could require us to scale back or cease operations. In such an event, investors could lose their entire investment.

Our auditors may express substantial doubt about our ability to continue as a going concern

As an early-stage company with limited revenues, we may face significant financial challenges that could raise doubt about our ability to continue as a going concern.

Risks Related to Our Business and Stage of Development
We are an early-stage company with limited operating history and no profitability

We have limited operating history and have not achieved profitability. There can be no assurance that we will generate sufficient revenues or become profitable.

Our business projections and forward-looking statements are uncertain

Our financial and operational projections are based on assumptions that may not materialize. Actual results may differ materially from projections.

Risks Related to Our Technology and Product Development
Our technology is in development and may never become commercially viable

We are currently in the research and development stage. Our technology may not perform as expected, may not be manufacturable at scale, or may never achieve commercial viability.

Scaling our technology from prototype to commercial production presents significant challenges

Technologies that perform successfully at laboratory scale may not perform as expected at commercial scale. Manufacturing challenges, yield issues, and cost overruns may occur.

Delays or failures in product development could harm our business

Product development may be delayed due to technical challenges, supply constraints, or regulatory requirements, which could adversely impact our business.

Risks Related to Market and Competition
Our products may not achieve market acceptance

Even if successfully developed, our products may not achieve sufficient market acceptance due to pricing, performance, or competing technologies.

We face significant competition

We compete with larger, better-capitalized companies that may develop superior technologies or bring products to market more quickly.

Changes in regulatory or policy environments may adversely affect demand

Changes in government incentives, net metering policies, utility regulations, or certification requirements (such as UL or IEC standards) could negatively impact demand for our products.

Risks Related to Operations and Third Parties
We rely on third-party manufacturers and suppliers

We depend on third parties for manufacturing, materials, and services. Disruptions, delays, or quality issues from these parties could adversely affect our operations.

Supply chain disruptions could impact our business

Availability and cost of materials and components may be affected by global supply chain issues, which could delay production or increase costs.

Risks Related to Intellectual Property
Our intellectual property may not be adequately protected

Our patents and other intellectual property may be challenged, invalidated, or circumvented by competitors. We may not be able to enforce our rights effectively.

We may be unable to obtain or maintain patent protection

Patent applications may not result in issued patents, or issued patents may be limited in scope or geographic coverage.

Joint ownership of intellectual property may limit our exclusivity

Some of our intellectual property is jointly owned with third parties, which may allow those parties to use or license the technology to others, including competitors.

Intellectual property litigation is costly and uncertain

We may not have sufficient resources to enforce our intellectual property rights or defend against claims, which could adversely affect our business.

Risks Related to Personnel and Management
We depend on key personnel

Our success depends on the continued services of key personnel. The loss of key individuals or inability to attract qualified personnel could harm our business.

Investors must rely on management's judgment

Investors will have limited control over Company decisions and must rely on the judgment and discretion of management.

Risks Related to Offering Structure
This offering involved rolling closings

Because this offering was conducted on a rolling basis, earlier investors may not have had access to the same information as later investors.

Conclusion

The risks described above are not exhaustive. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business and operations. Any of these risks could result in a loss of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Pacific Integrated Energy, Inc.

By /s/ *Rodrigo Marquez*

Title: CEO and Chiarman of the Board, Director

By /s/ *Rodrigo Marquez*

Name: Rodrigo Marquez

Title: CEO and Chiarman of the Board, Director

By /s/ *Phil Layton*

Name: Phil Layton
Title: CFO

By /s/ *Lee Krevat*

Name: Lee Krevat
Title: Director

By /s/ *David Andresen*

Name: David Andresen
Title: Director

By /s/ *Sergio Mejia*

Name: Sergio Mejia
Title: Director

Exhibit A
FINANCIAL STATEMENTS



Final

Pacific Integrated Energy, Inc.
A Delaware Corporation

Financial Statements, and Company Analysis
October 31, 2025

Table of Contents

PACIFIC INTEGRATED ENERGY, INC
BALANCE SHEET
As October 31, 2025

	October 31, 2025	October 31, 2024
ASSETS		
Cash	13,537	78,247
Inventory	3,373	3,373
Prepaid Expense	10,304	9,773
Total Current Assets	$ 27,214	$ 91,393
Fixed Assets		,
Property and equipment, net	4,931	5,037
Deferred Costs	68,539	64,766
Security deposits	5,186	5,186
Total Fixed Assets	$ 78,656	$ 74,989
TOTAL ASSETS	**$ 105,870**	**$ 166,382**
LIABILITIES & STOCKHOLDERS DEFICIT		
Current Liabilities		
Accounts Payable	27,243	20,335
Accrued expenses	101,997	114,660
Payroll Liabilities	47,099	57,465
Total current liabilities	$ 176,339	$ 192,460
Non-current liabilities		
Notes payable	201,381	192,248
Loans Payable	701,395	314,500
Accrued Interest Payable	90,827	46,088
Total non-current liabilities	$ 993,603	$ 552,836
Total Liabilities	**$ 1,169,942**	**$ 745,297**
Stockholders' Deficit		
Voting Common Stock, $0.0001 par value, $14,000,000 shares authorized 6,843,512 shares issued and outstanding as October 31, 2024	684	684
Non-Voting Common Stock $0.0001 par value, 2,000,000 shares authorized, 285,592 shares issued and outstanding as October 31, 2024,	28	28
Additional paid-in-capital	22,546,160	21,693,040
Accumulated Deficit	(22,271,955)	(20,768,290)
Net Income	(1,338,278)	(1,503,665)
Total stockholders' deficit	(1,064,072)	(578,915)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	**$ 105,870**	**$ 166,382**

3

PACIFIC INTEGRATED ENERGY, INC
STATEMENT OF OPERATIONS
October 31, 2025

	October 31, 2025		October 31, 2024	
Sales				
Product Sales		0		0
Gross Profit		0		0
Total Income	$	0	$	0
Operating expenses				
General and Administrative		611,054		827,502
Research and Development		593,507		606,669
Marketing and Advertising		8,066		26,291
Loss on disposal of property and equipment				868
Total Operating Expenses	$	1,212,627	$	1,461,330
Loss from operations	$	(1,212,627)	$	(1,461,330)
Other Income (Expenses)				
Interest Income		7		487
Interest Expense		(128,497)		(44,623)
Reimbursement Income		2,840		1,800
Total Other income/Expense	$	(125,650)	$	(42,336)
NET LOSS	$	(1,338,278)	$	(1,503,665)

PACIFIC INTEGRATED ENERGY, INC
STATEMENT OF CASH FLOWS
October 31, 2025

		2025		2024
Cash Flows from Operating Activities				
Net Loss	$	(1,338,278)	$	(1,503,665)
Adjustments to reconcile net income to net cash provided by operating activities:				
Change in deferred cost		(3,773)		(9,613)
Prepaid expenses		(531)		1,350
Payroll liabilities		(10,366)		10,466
Net change in accrued interest		44,739		44,623
Accounts payable		(11,792)		(4,599)
Share-based compensation expense		528,082		651,102
Credit card payable		6,036		(2,056)
Use tax liability				-46
Total Adjustments	$	552,395	$	691,227
Net Cash provided By Operating Activities	$	(785,883)	$	(812,438)
Cash Flow from Investing Activities				
Subscription Receivable				
Computer				5,916
Accumulated Depreciation		2,651		(39,119)
Lease improvement		639		(444)
Equipment	$	(3,185)		36,768
Net Cash Provided by Investing Activities	$	105	$	3,121
Financing Activities				
Loan Payable		396,028		314,500
Capital Stock: SAFE Note		325,038		500,716
Net Cash provided by Financing Activities	$	721,066	$	815,216
Net change in cash	$	(64,711)	$	5,898
Cash in at the beginning of the year	$	78,247	$	72,349
Cash at the end of the year	$	**13,537**	$	**78,248**

PACIFIC INTEGRATED ENERGY, INC
STATEMENTS OF CHANGES IN STOCKHOLDER'S DEFICIT
For the year ended October 31, 2025

	Voting Common Stock		Non-Voting Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder Deficit
	Number of Shares	Amount	Number of Shares	Amount			
Balance at October 31, 2023	6,843,512	684	285,592	285	$ 20,541,223	$ (20,768,290)	$ (227,068)
Share based Compensations					651,102		651,102
Share warrands exercised							
Offering Cost							
Safe Note					500,716		500,716
Net Loss						(1,503,665)	(1,503,665)
Balance at October 31, 2024	6,843,512	684	285,592	285	$ 21,693,041	$ (22,271,955)	$ (578,915)
Share based Compensations					528,082		528,082
Share warrands exercised							
Offering Cost					325,038		325,038
Safe Note							
Net Loss						(1,338,278)	(1,338,278)
Balance at October 31, 2025	6,843,512	684	285,592	285	$ 22,546,160	$ (23,610,233)	$ (1,064,073)

Notes to the Financial Statements
As October 31, 2025

NATURE OF OPERATIONS

Pacific Integrated Energy, Inc. (d/b/a "PI Energy"; the "Company") was incorporated on August 24, 2010 under the laws of the State of Delaware. The Company is developing a novel solar photovoltaic (PV) technology intended to create new markets and compete in established solar energy markets.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a fiscal year ending October 31st as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of October 31, 2025, the Company has no cash in bank balance more than federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivables are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. As of October 31, 2025, management considers its accounts receivable as fully collectible and no allowance for doubtful accounts has been recorded

Prepaid Expenses:

Prepaid expenses Included balances of directors, officers, general liability, medical Insurance, and prepaid rent payments with a policy term ending after December 31, 2025

Property and Equipment

Property and Equipment Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 to 10 years for its capitalized assets.

Property and equipment as of October 31, 2025, were as follows:

	2025
Computer	$ 5,295
Equipment	125,298
Furniture	10,280
Leasehold improvements	2,113
Total property and equipment	$ 142,986
Less: Accumulated depreciation	(147,793)
Property and equipment, net	$ 4,931

Depreciation expense of $2,651 was recorded on these assets for the years ended October 31, 2025.

Deferred Costs

The Company capitalizes certain legal and patent-related costs incurred in connection with the development of its proprietary technology. As of October 31, 2025, deferred costs totaled $68,539. These costs will be amortized upon successful issuance of patents or written off if the applications are unsuccessful.

Impairment of Long-Lived Assets:

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the year ended October 31, 2025, there was no Company disposed of property.

Subscription Receivable:

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' deficit on the balance sheet.

<u>Fair Value of Financial Instruments</u>:

The Company's financial instruments consist primarily of cash in banks, accounts receivable, accounts payable, accrued expenses, notes payable and term loan.
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect on market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active
> markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of October 31, 2025, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

<u>Revenue Recognition</u>:

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on January 1, 2019, and retroactively applied to the periods presented. The Company generally recognizes revenues upon shipment of its product and upon satisfying the Company's obligation to perform engineering services.

Research and Development Expense:

Research and development expenses are expensed as incurred. Research and development consist of engineers and scientists' salary, lab rent, supplies, and shipping expenses.

Advertising Expense:

Advertising expenses are expensed as incurred.

Stock Based Compensation:

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of Stock-based awards require the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represents management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company accounts for income taxes under ASC 740. Due to cumulative operating losses, the Company has recorded a full valuation allowance against its deferred tax assets. Income tax expense for the year reflects minimum state tax obligations.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company's management is still evaluating the impact of this new standard on the Company's financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective; the Company will adopt those that are applicable under the circumstances.

DEBT FINANCING AGREEMENTS

Notes Payable

As of October 31, 2025, the Company had approximately **$993,603** in outstanding notes payable, including principal and accrued interest. These notes were primarily issued to board members, shareholders, and related parties to finance ongoing operations.
The notes generally bear interest at rates ranging from **1.5% to 20% per annum**, with interest accruing and unpaid as of year-end. Substantially all notes mature between **November 15, 2025 and January 17, 2026**, and several notes were amended during the fiscal year to extend maturity dates and align terms. Certain notes were issued to related parties, including board members and entities controlled by board members. These transactions were approved by the Company's Board of Directors. Management believes the terms of these arrangements are consistent with those that could have been obtained from unrelated third parties under similar circumstances.

SAFE

SAFE 1.
The Company sold a total of $1,033,485 SAFE (Simple Agreement for Future Equity) at a 30% discount on the next future equity round that ended in February 2024.   The SAFE1 was then closed having met the board authorized funding level.

SAFE 2.
A new SAFE 2 funding round with a 20% discount on future equity rounds was started on April 30, 2024. All SAFE1 funding automatically rolled into the new SAFE2. During the fiscal quarter ending July 31, 2025, the company sold a total of $100,000 worth of new SAFE2 investments. As of the end of the fiscal quarter there are a total of $600,500 new SAFE2 investments.

STOCKHOLDERS' DEFICIT

Capital Structure

Effective August 20, 2019, the Company amended its certificate of incorporation to increase its authorized capital stock from 12,000,000 shares of common stock to 16,000,000 common stocks at

$0.0001 par value per share, of which 14,000,000 shares shall be designated common stock and 2,000,000 shares shall be designated non-voting common stock. Each respective share of non-voting common stock shall have the same powers, designations, preferences, rights, qualifications, limitations and restrictions as a share of common stock, provided, however, that the non-voting common stock shall be a non-voting series of common stock and shall have no right to vote on any matter. Upon an initial public offering, non-voting common stock shall convert to common stock on a 1:1 basis.

Stock Warrants

There were no outstanding stock warrants during this fiscal year.

Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, Compensation – Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period. The Company has a share-based employee compensation plan, the 2021 Equity Incentive Plan (the "Plan"), for which 1,000,000 shares of common stock is reserved for issuance under the Plan to certain employees, non-employee directors, and non-employee consultants, of which 379,000 shares remained available for issuance under the Plan. Awards granted under the Plan typically expire ten years after the grant date and vesting generally occurs over a period of 20 months to 4 years. A summary of options activities for the end of the year October 31, 2025, as follows:

	October 31, 2025	
	Options	Weighted Average Exercise Price
Outstanding - beginning of year	730,000	7.78
Granted		12.90
Expired	(109,000)	
Outstanding - end of year	621,000	
Exercisable at end of year	459,600	
Intrinsic value of options outstanding at year-end	$2,712,100	

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating fair value of stock-based awards represents management's best estimates and involves inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The stock option issuances were valued using the following inputs for the years ended October 31, 2025:

	October 31, 2025
Risk Free Interest Rate	0.68%-1.39%
Expected Dividend Yield	0.00%
Expected Volatility	50.00%
Expected Life (years)	2 – 7 years
Fair Value per Stock Option	$3.08-$5.27

The Company calculated its estimate of the value of the stock-based compensation granted as of October 31, 2018, under FASB ASC 718, and recorded compensation costs related to the stock options. vested for the years ended October 31, 2025, of $528.082. As of October 31, 2025, there was $513,156 of share-based compensation to be recognized over a weighted-average period of approximately 2 years.

INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future. As of October 31, 2024, the Company had net deferred tax assets before valuation allowance of $893,935. The following table presents the deferred tax assets and liabilities by source:

Net operating loss carryforward	852,182
R&D credit carryforward	41,753

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The company assessed the need for a valuation allowance against its net deferred tax assets and determined that a full valuation allowance is required due to taxable losses for the years ended October 31, 2024, and no history of generating taxable income.

The Company has available net operating loss (NOL) carryforwards for federal tax of approximately $16.7 million. The Federal NOL incurred prior to tax year 2020 amounting to $13.3 million will be carried forward for 20 years and will begin to expire in 2033. Post-Tax Cuts and Job Acts NOL amounting to $3.7 million as of October 31, 2024, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2022. The Company also has research and development tax credits of $837,220 as of October 31, 2024.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2025 tax years remain open to examination.

CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course in business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition, or results of operations. As of October 31, 2025, to the Company's knowledge, there is no litigation threatened or pending against the Company.

LEASE COMMITMENTS

In March 2023, the Company entered into a lease agreement for its office space and lab facilities, which commenced on April 1st, 2023, and for a period of two years ending March 31, 2025. The agreement called for a security deposit of $5,186.30 and "Water and Trash Charge": $50.00 per month. The monthly rental fee is $4,938.75 for the first year and $5136.30 for the 2nd year. Effective April 1, 2025, the Company entered into a new lease agreement for its office space /lab facilities, for a period of 6 months ending September 30, 2025. The agreement rolled over the security deposit of $5,186.30 from the previous lease term and "Water and Trash Charge": $75.00 per month. The monthly rental fee is $5,268/ month. Total rent expense incurred on this lease for the quarter ended October 31, 2025, amounted to $31,279 for the Office, and $31,279 for the Lab Space.

In January 2025, the company entered into Sale and Leaseback Agreement ("Agreement") dated and effective on January 20, from Advanced Solar Materials, LTD (ASM). The purpose of these agreements is to sell ASM the laser and then lease it from ASM for $2,000/month with the option to purchase starting in 6 months. Total rent expense incurred on this lease for fiscal year ended on October 31, 2025 amounted to $18,000.

Management's Evaluation

Management has evaluated subsequent events through December 29, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements

<u>Vendor Deposit:</u>

Consist of $5,186 to the landlord for the lab and office

Docusign Envelope ID: C2EAD9EE-03D1-4EF5-B7CC-72D439717359

I, Rodrigo Marquez), the CEO of Pacific Integrated Energy Inc., hereby certify that the financial statements of Pacific Integrated Energy, Inc. and notes thereto for the periods ending October 31, 2024 and October 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year October 31, 2025, the amounts reported on our tax returns were total income of $7; taxable income of $-812,980 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____4/8/2026_____ (Date of Execution).

DocuSigned by:

Rodrigo Marquez-Pacanins _____ (Signature)

0A1D727981D74B6...

CEO

4/8/2026
_____ (Date)